June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Todd Schiffman and Mr. Justin Dobbie

Re:	Frontier Investment Corp (the “Company”)

Registration Statement on Form S-1

(File No. 333-257033) (the “Registration Statement”)

Dear Mr. Schiffman and Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Frontier Investment Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 30, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Goksu Yolac
	Name:	Goksu Yolac
	Title:	Authorized Signatory

[Signature Page to Acceleration Request Letter]